As filed with the Securities and Exchange Commission on 11 March 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
Under
The Securities Act of 1933

DEERE & COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**36-2382580**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

One John Deere Place, Moline, Illinois 61265
(Address of Principal Executive Offices)

JOHN DEERE OMNIBUS EQUITY AND INCENTIVE PLAN

(Full title of the plan)

James H. Becht
Deere & Company
One John Deere Place
Moline, Illinois 61265
309-765-5574

(Name and address and telephone number of agent for service)

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(2),(3)	Proposed Maximum Offering Price Per Share(3),(4)	Proposed Maximum Aggregate Offering Price(3),(4)	Amount of Registration Fee(3),(4),(5)
Common Stock, $1 par value(1)	10,724,753 Shares	$38.6936	$414,979,446	$47,688.34

(1) Pursuant to the registrant's Rights Agreement, as amended from time to time, each share of common stock includes a right to purchase certain shares of preferred stock which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.

(2) This Registration Statement (the "Registration Statement") also covers an indeterminate additional amount of shares to be offered or sold pursuant to any antidilution provisions of the plan.

(3) The offer and sale of 748,476 shares registered hereby were previously registered for sale under the registrant's 1991 John Deere Stock Option Plan pursuant to the registration statement on Form S-8 (File No. 333-01477) filed and effective on 6 March 1996 (the "1996 Registration Statement"). The offer and sale of 955,861 shares registered hereby were previously registered for sale under the registrant's John Deere Equity Incentive Plan pursuant to the registration statement on Form S-8 (File No. 33-57897) filed and effective on 1 March 1995 (the "1995 Registration Statement" and together with the 1996 Registration Statement, the "Prior Registration Statements"). In addition, the offer and sale of 9,020,416 shares registered hereby are being registered for the first time. The shares described above that have been previously registered and the registration fees for those shares paid as part of the registration fees paid with respect to the Prior Registration Statements are carried over to this Registration Statement in accordance with the principles set forth in Instruction E to Form S-8 and Interpretation 89 under Section G, "Securities Act Forms" of the Manual of Publicly Available Telephone Interpretations of the Division of Corporation Finance of the Securities and Exchange Commission (as supplemented through July 2000) (the "Instruction and Interpretation").

(4) The Proposed Maximum Offering Price Per Share, the Proposed Maximum Aggregate Offering Price and the Amount of Registration Fee shown are a combination of the respective amounts used in calculating the portion of the registration fees carried over from the Prior Registration Statements and the amounts used to calculate the portion of the registration fees on the newly registered shares as follows:

Registration Statement	Total Shares Originally Registered	Number of Shares Carried Over and Newly Registered	Proposed Maximum Offering Price per Share [B]	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
333-01477	10,500,000	748,476	$ 39.1875	$ 29,330,903	$ 10,114.10
33-57897	3,000,000 [A]	955,861 [A]	$ 25.2708 [A]	$ 24,155,372	$ 8,329.44
This S-8		9,020,416	$ 40.075	$ 361,493,171	$ 29,244.80
Total		10,724,753	$ 38.6936	$ 414,979,446	$ 47,688.34

(A) Proportionately adjusted for the three-for-one stock split of the registrant's Common Stock effective November 17, 1995.

(B) These prices per share were estimated solely for the purpose of calculating the registration fee in accordance with Rules 457© and (h) under the Securities Act of 1933, as amended. The prices for the registration fees being carried over from the 1996 Registration Statement and the 1995 Registration Statement were computed on the basis of the average of the high and low price paid per share for the Common Stock, as reported on the New York Stock Exchange on March 1, 1996 and February 27, 1995, respectively. The price per share for the registration fees relating to the newly registered shares hereunder is based on the average of the high and low price paid per share for the Common Stock, as reported on the New York Stock Exchange on March 6, 2003.

(C) Weighted average offering price per share based on the number of shares carried over and the number of shares registered for the first time hereunder.

(5) As described in note (3) and (4) above, $10,114.40 of the registration fee was previously paid with Registration Statement No. 333-01477 and $8,329.44 of the registration fee was previously paid with Registration Statement No. 33-57897. The balance of the registration fee of $29,244.80 has been deposited by the registrant to the Commission's lock-box account in connection with this Registration Statement.

Statement Regarding Compliance with Instruction E of Form S-8

Deere & Company, a Delaware corporation ("Deere"), has filed this Registration Statement to register the offer and sale of 10,724,753 shares of Deere's Common Stock, $1 par value (the "Shares") pursuant to the John Deere Omnibus Equity and Incentive Plan (the "Plan"). Contemporaneously with the filing of this Registration Statement, Deere is filing with the Securities and Exchange Commission (the "Commission"): (i) Post Effective Amendment No. 1 to its registration statement on Form S-8 (File No. 333-01477) (the "1996 Registration Statement") pursuant to which Deere registered, among other offers and sales of shares of the Common Stock, the offer and sale of 748,476 shares of the Common Stock pursuant to the 1991 John Deere Stock Option Plan; and (ii) Post Effective Amendment No. 2 to its registration statement on Form S-8 (File No. 33-57894) (the "1995 Registration Statement" and together with the 1996 Registration Statement, the "Prior Registration Statements") pursuant to which Deere registered, among other offers and sales of shares of the Common Stock, the offer and sale of 955,861 shares of the Common Stock pursuant to the John Deere Equity Incentive Plan. The 1991 John Deere Stock Option Plan and the John Deere Equity Incentive Plan are predecessors to the Plan.

The Plan was adopted by Deere's Board of Directors and approved by Deere's stockholders to succeed the prior plans. Deere desires to have the Shares registered for the Plan to include those shares of the Common Stock described above whose offer and sale were registered under the Prior Registration Statements and are carried over to this Registration Statement. Following the filing of this Registration Statement, the shares carried over from the Prior Registration Statements are no longer available for new awards under the prior plans.

Consequently, in accordance with the Instruction and Interpretation: (1) Deere is carrying over from the 1996 Registration Statement and registering the offer and sale of 748,476 shares of the Common Stock under the Plan pursuant to this Registration Statement; (ii) Deere is carrying over from the 1995 Registration Statement and registering the offer and sale of 955,861 shares of the Common Stock under the Plan pursuant to this Registration Statement; (iii) $10,114.10 of the registration fee allocable to the Shares carried over from the 1996 Registration Statement and paid in connection with the 1996 Registration Statement, is carried over in this Registration Statement; (iv) $8,329.44 of the registration fee allocable to the Shares carried over from the 1995 Registration Statement and paid in connection with the 1995 Registration Statement, is carried over in this Registration Statement; (v) the Prior Registration Statements are being amended on a post-effective basis to discuss the succession of the 1991 John Deere Stock Option Plan and the John Deere Equity Incentive Plan by the Plan; (vi) in addition to the Shares being carried over pursuant to (i) and (ii) above, Deere is registering for the first time the offer and sale of 9,020,416 shares of the Common Stock under the Plan pursuant to this Registration Statement; and (vii) in addition to the registration fees being carried over pursuant to (iii) and (iv) above, $29,244.80 of the registration fee allocable to the newly registered shares has been deposited by Deere to the Commission's lock-box account in connection with this Registration Statement.

PART I - INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933 and the Note to Part I of Form S-8.

PART II - INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Prior Registration Statements (as defined above) heretofore filed with the Commission by Deere are incorporated by reference in this Registration Statement. In addition, the following documents filed by Deere with the Commission are incorporated herein by reference:

1. Deere's annual report on Form 10-K for the fiscal year ended October 31, 2002;

2. Deere's definitive proxy statement dated January 16, 2003 filed in connection with its annual meeting held February 26, 2003;

3. Deere's current reports on Form 8-K dated November 19, 2002, and February 11, 2003, and February 26, 2003;

4. Deere's quarterly report on Form 10-Q for the period ended January 31, 2003;

5. The description of Deere's common stock contained in Deere's registration statement on Form 8-B dated July 3, 1958 as amended on Form 8 dated February 17, 1981, including any amendment or supplement updating such description; and

6. The description of Deere's Preferred Stock Purchase Rights included in the registration statement on Form 8-A filed December 10, 1997.

All documents subsequently filed by Deere pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the filing of a post-effective amendment which indicates that all the shares of Deere's Common Stock offered hereby have been sold or which deregisters all the shares of Deere's Common Stock then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5.   Interests of Named Experts and Counsel.

The validity of the shares offered under the Registration Statement is being passed upon for Deere by James R. Jenkins, Senior Vice President and General Counsel of Deere. Mr. Jenkins is an officer and employee of Deere and, as such, participates in various stock benefit plans of Deere. By reason of such participation, Mr. Jenkins owns and holds options to purchase and shares of Common Stock of Deere.

Item 6.   Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of Delaware authorizes a corporation to indemnify directors and officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article Seventh of the Certificate of Incorporation of Deere provides in effect that Deere shall provide certain indemnification to such persons.

Deere has contracts of indemnification with its directors and officers providing that they shall be indemnified to the fullest extent permitted by law. The contracts also provide: (1) that, in the event of a change in control, determinations concerning indemnification shall thereafter be made by independent counsel, instead of the board of directors; (2) that, if indemnification is not available, in whole or in part, contribution shall be paid by Deere in a proportion based upon the relative benefits to, and relative fault of, Deere and the director or officer in the action or inaction, and other equitable considerations; and (3) that any legal action, brought by or on behalf of Deere against any director or officer party to such contract, shall be brought within the shorter of two years from the date of accrual of such cause of action or the applicable period of limitations for such cause of action.

The directors and officers of Deere are insured, under policies of insurance maintained by Deere, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

Item 7.   Exemptions from Registration Claimed.

Not applicable.

Item 8.   **Exhibits.**

4.1   Certificate of Incorporation of Deere, as amended (incorporated by reference to Exhibit 3.1 to Deere's annual report on Form 10-K for the fiscal year ended October 31, 1999).

4.2   By-Laws of Deere, as amended (incorporated by reference to Exhibit 3.3 to Deere's annual report on Form 10-K for the fiscal year ended October 31, 1999).

4.3   John Deere Omnibus Equity and Incentive Plan.

5   Opinion and consent of James R. Jenkins, Senior Vice President and General Counsel.

23.1   Consent of James R. Jenkins, Senior Vice President and General Counsel (included in Exhibit 5).

23.2   Consent of Deloitte & Touche LLP.

24   Power of Attorney (included on signature page).

Item 9.   **Undertakings.**

(a)   Rule 415 Offering.

Deere hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)-(g)   Not applicable.

(h)   Undertaking Regarding Indemnification Provisions if Filing of Registration Statement on Form S-8.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)-(j)   Not applicable.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Rock Island, State of Illinois, on 11 March 2003.

DEERE & COMPANY

By: */s/ R. W. Lane*
R. W. Lane
Chairman and Chief Executive Officer

Pursuant to the requirement of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the date indicated.

Each person signing below hereby appoints James R. Jenkins, Nathan J. Jones and James H. Becht and each of them singly, his or her lawful attorney-in-fact with full power to execute and file all amendments to this registration statement, and generally to do all such things, as such attorney-in-fact may deem appropriate to enable Deere & Company to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Signature	Title	Date
/s/ John R. Block John R. Block	Director	)
		)
		)
		)
/s/ Crandall C. Bowles Crandall C. Bowles	Director	)
		) 11 March 2003
		)
		)
/s/ T. Kevin Dunnigan T. Kevin Dunnigan	Director	)
		)
		)
/s/ Leonard A. Hadley Leonard A. Hadley	Director	)
		)

Signature	Title	Date
/s/ Dipak C. Jain Dipak C. Jain	Director	)))
		)
/s/ Nathan J. Jones Nathan J. Jones	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	)))))
		)
/s/ Arthur L. Kelly Arthur L. Kelly	Director	)) 11 March 2003)
		)
/s/ R. W. Lane R. W. Lane	Chairman, Chief Executive Officer And Director (Principal Executive Officer)	))))
		)
/s/ Antonio Madero B. Antonio Madero B.	Director	)))
		)
/s/ Joachim Milberg Joachim Milberg	Director	)))
		)
/s/ Thomas H. Patrick Thomas H. Patrick	Director	)))
		)
/s/Aulana L. Peters Aulana L. Peters	Director	)))
		)
/s/ John R. Walter John R. Walter	Director	))

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit	Page
4.1	Certificate of Incorporation of Deere, as amended (incorporated by reference to Exhibit 3.1 to Deere's annual report on Form 10-K for the fiscal year ended October 31, 1999).	
4.2	By-Laws of Deere, as amended (incorporated by reference to Exhibit 3.3 to Deere's annual report on Form 10-K for the fiscal year ended October 31, 1999).	
4.3	John Deere Omnibus Equity and Incentive Plan.	A-1
5	Opinion and consent of James R. Jenkins, Senior Vice President and General Counsel.	B-1
23.1	Consent of James R. Jenkins, Senior Vice President and General Counsel (included in Exhibit 5).	
23.2	Consent of Deloitte & Touche LLP.	C-1
24	Power of Attorney (included on signature page).	

EXHIBIT 4.3

JOHN DEERE OMNIBUS EQUITY AND INCENTIVE PLAN

Article I: General

1.1   *Purpose*

Deere & Company, a Delaware corporation (the "Corporation"), hereby adopts, subject to stockholder approval, this plan which shall be known as the JOHN DEERE OMNIBUS EQUITY AND INCENTIVE PLAN (the "Plan"). The Corporation and its Subsidiaries are severally and collectively referred to hereinafter as the "Company." The purpose of the Plan is to foster and promote the long-term financial success of the Company and materially increase stockholder value by: (a) strengthening the Company's capability to develop, maintain, and direct an outstanding employee team; (b) motivating superior performance by means of long-term performance related incentives; (c) encouraging and providing for obtaining an ownership interest in the Company; (d) attracting and retaining outstanding talent by providing incentive compensation opportunities competitive with other major companies; and (e) enabling eligible employees to participate in the long-term growth and financial success of the Company.

1.2   *Administration*

(a)   The Plan shall be administered by and under the direction of the Compensation Committee of the Board of Directors of the Corporation or such other committee of directors as is designated by the Board of Directors of the Corporation (the "Committee"), which shall consist of two or more members. The members shall be appointed by the Board of Directors, and any vacancy on the Committee shall be filled by the Board of Directors.

(b)   Subject to the limitations of the Plan, the Committee shall have the sole and complete authority to: (i) select from eligible employees of the Company, those who shall participate in the Plan (a "Participant" or "Participants"); (ii) make awards in such forms and amounts as it shall determine; (iii) impose such limitations, restrictions and conditions upon such awards as it shall deem appropriate; (iv) interpret the Plan and adopt, amend, and rescind administrative guidelines and other rules and regulations relating to the Plan; (v) correct any defect or omission or reconcile any inconsistency in this Plan or in any award granted hereunder; and (vi) make all other determinations and take all other actions deemed necessary or advisable for the implementation and administration of the Plan. The Committee's determinations on matters within its authority shall be conclusive and binding upon the Company and all other persons.

(c)   Except as provided below, the Committee may, to the extent that any such action will not prevent the Plan from complying with Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act") or any similar rule which may subsequently be in effect ("Rule 16b-3") or the outside director requirement of Section 162(m) of the Internal Revenue Code of 1954, as it may be amended from time to time (the "Code"), or any other law, delegate any of its authority hereunder to such persons as it deems appropriate. The Committee shall not delegate its authority to amend, suspend or terminate the Plan.

(d) The provisions of this Plan are intended to qualify awards made to certain Participants (hereinafter identified as "Covered Participants") under the Plan under the "performance-based" exception to the Code Section 162(m) deduction limitation.

1.3 *Types of Awards Under the Plan*

Awards under the Plan may be in the form of any one or more of the following: (a) Statutory stock options ("ISOs", which term shall be deemed to include Incentive Stock Options as defined in Section 2.5 and any future type of tax-qualified option which may subsequently be authorized), Non-statutory Stock Options ("NSOs" and, collectively with ISOs, "Options"), and Stock Appreciation Rights ("SARs") as described in Article II; (b) Performance Units and Performance Shares ("Performance Units" and "Performance Shares") as described in Article III; (c) Restricted Stock and Restricted Stock Equivalents ("Restricted Stock" and "Restricted Stock Equivalents") as described in Article IV; (d) Other Awards ("Other Awards") as described in Article V; and (e) Substitute Awards as defined in Article IX (collectively, "Awards").

1.4 *Shares Subject to the Plan*

(a) Shares of stock covered by Awards under the Plan may be in whole or in part authorized and unissued or treasury shares of the Corporation's common stock, $1.00 par value per share, or such other shares as may be substituted pursuant to Section 1.6 ("Common Stock").

(b) The maximum number of shares of Common Stock which may be awarded for all purposes under the Plan shall be the aggregate of:

(i)   18,500,000 shares;

(ii) the number of shares previously authorized but not reserved as of the date the Plan is approved for awards under the John Deere Equity Incentive Plan, the John Deere Restricted Stock Plan and the 1991 John Deere Stock Option Plan (collectively, the "Prior Plans"); and

(iii) any shares corresponding to awards under the Prior Plans that are forfeited after the date the Plan is approved.

(c) Subject to the above limits, the maximum number of shares of Common Stock for which Performance Awards, Restricted Stock and Restricted Stock Equivalents, Other Awards, and Substitute Awards may be awarded under the Plan shall be 1,000,000 shares (subject to adjustment pursuant to Section 1.6).

(d) Any shares of Common Stock subject to an Option which for any reason is canceled (excluding shares subject to an Option canceled upon the exercise of a related SAR to the extent shares are issued upon exercise of such SAR) or terminated without having been exercised; or any shares corresponding to other Awards under the Plan, which are forfeited before delivery of such shares, shall again be available for Awards under the Plan.

(e) No fractional shares shall be issued, and the Committee shall determine the manner in which fractional share value shall be treated.

1.5   *Maximum Awards Per Participant*

(a)   The aggregate number of shares of Common Stock (including any cash equivalents thereof) that may be subject to Options and SARs awarded during any fiscal year to a Covered Participant shall not exceed .5% of the number of shares outstanding as of the beginning of such fiscal year.

(b)   The aggregate number of (i) all Performance Units and Performance Shares and (ii) all Restricted Stock and Restricted Stock Equivalents; (iii) all Other Awards; and (iv) all Substitute Awards, awarded to a Covered Participant in any fiscal year shall not exceed the equivalent of 300,000 shares or the cash equivalent thereof (based on the Fair Market Value of Common Stock as of the date of the Award).

1.6   *Adjustments Upon Certain Changes*

In the event of a stock dividend or stock split, recapitalization, merger, consolidation, combination, exchange of shares or other increase or reduction in the number of issued shares of Common Stock, the Board of Directors or the Committee may, in order to prevent the dilution or enlargement of rights under Awards (including Deferred Amounts), make such adjustments in the number and type of shares authorized by this Plan, the number and type of shares covered by, or with respect to which payments are measured under, outstanding Awards and the exercise prices specified therein as may be determined to be appropriate and equitable.

1.7   *Eligible Participants*

Participants shall be selected by the Committee from salaried employees of the Corporation and its Subsidiaries.

Article II: Stock Options and Stock Appreciation Rights

2.1   *Award of Stock Options*

The Committee may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Committee may prescribe, award to any Participant ISOs and NSOs to purchase Common Stock.

2.2   *Documentation of Stock Option Awards*

The award of an Option may be evidenced by a signed written agreement (a "Stock Option Agreement"), a certificate or an electronic record containing such terms and conditions as the Committee may from time to time determine.

2.3   *Option Price*

The purchase price of Common Stock under each Option (the "Option Price") shall be fixed by the Committee and except for Substitute Awards, shall be not less than the Fair Market Value of the Common Stock on the date the Option is awarded. Subject to adjustments pursuant to Section 1.6, the Option Price fixed by the Committee of outstanding Options shall not be modified.

2.4   *Exercise and Term of Options*

(a)   Options awarded under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall approve, either at the time of grant of such Options or pursuant to a general determination, and which need not be the same for all Participants, provided that no such Option (other than Substitute Awards) shall be exercisable within the first six months of its term (except in the event of the death of the Participant in which event Section 2.8(b) shall control without regard to the six-month or other holding period requirements) and the term of each Option shall not extend later than ten years after the date of grant of the Option. Each Option which is intended to qualify as an ISO pursuant to Section 422 of the Code, and each Option which is intended to qualify as another type of ISO which may subsequently be authorized by law, shall comply with the applicable provisions of the Code pertaining to such Options.

(b)   The Committee shall establish procedures governing the exercise of Options and shall require that written notice of exercise be given and that the Option Price be paid in full in cash (including check, bank draft or money order) at the time of exercise; provided, however, the Participant may instruct the Corporation to sell shares delivered on exercise as the Participant's agent pursuant to a "cashless exercise" program or other similar program established by the Committee. The Committee may permit a Participant, in lieu of part or all of the cash payment, to make payment in Common Stock already owned by that Participant, valued at Fair Market Value on the date of exercise, as partial or full payment of the Option Price; provided, however, that the Committee may, in any instance, in order to prevent any possible violation of law, require the Option Price to be paid in cash. As soon as practicable after receipt of each notice and full payment, the Company shall deliver to the Participant a certificate or certificates representing the acquired shares of Common Stock. The exercise of an Option shall cancel any related SAR to the extent of the number of shares as to which the Option is exercised.

(c)   Notwithstanding the foregoing, in respect of Participants who at the time of award, vesting or exercise of Options are located in a jurisdiction that would but for this Section 2.4(c) subject such Options to tax prior to exercise, any exercise shall be subject to the prior written approval of the Director, Compensation and Benefits or an officer of the Corporation. Such approval shall be at the sole discretion of the Director, Compensation and Benefits or the officer. If and when granted, such approval will constitute the notice to the Corporation referred to above in Section 2.4(b).

2.5   *Limitations on ISOs*

Notwithstanding anything in the Plan to the contrary, to the extent required from time to time by the Code, the following additional provisions shall apply to the grant of Options which are intended to qualify as ISOs (as such term is defined in Section 422 of the Code):

(a)   The aggregate Fair Market Value (determined as of the date the Option is granted) of the shares of Common Stock with respect to which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) shall not exceed $100,000 or such other amount as may subsequently be specified by the Code; provided that, to the extent that such limitation is exceeded, any excess Options (as determined under the Code) shall be deemed to be NSOs.

(b) Any ISO authorized under the Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain or be deemed to contain all provisions required in order to qualify the Options as ISOs.

(c) All ISOs must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board of Directors or the date this Plan was approved by the stockholders.

(d) Unless sooner exercised, terminated, or canceled, all ISOs shall expire no later than ten years after the date of grant.

2.6 *Loans*

The Committee may provide for the Corporation or any Subsidiary to make loans to finance the exercise of any Option as well as the estimated or actual amount of any taxes payable by the holder as a result of the exercise or payment of any Option and may prescribe, or may empower the Corporation or such Subsidiary to prescribe, the other terms and conditions.

2.7 *Award of Stock Appreciation Rights*

(a) *General.* An SAR is a right to receive, without payment (except for applicable withholding taxes) to the Company, a number of shares of Common Stock, cash, or a combination thereof, the amount of which is determined pursuant to the formula set forth in Section 2.7(e). An SAR may be granted (i) with respect to any Option granted under this Plan, either concurrently with the grant of such Option, or at such later time as determined by the Committee (as to all or any portion of the shares of Common Stock subject to the Option); or (ii) alone, without reference to any related stock option. Each SAR granted by the Committee under this Plan shall be subject to the terms and conditions of this Section.

(b) *Number.* Each SAR granted to any Participant shall relate to such number of shares of Common Stock as shall be determined by the Committee, subject to adjustment as provided in Section 1.6. In the case of an SAR granted with respect to a stock option, the number of shares of Common Stock to which the SAR pertains shall be reduced in the same proportion that the holder of the option exercises the related stock option.

(c) *Duration.* The term of each SAR shall be determined by the Committee but in no event shall an SAR (other than a Substitute Award) be exercisable during the first six months of its term and the term of each SAR shall not extend later than ten years after the date of grant of the SAR. Subject to the foregoing, unless otherwise provided by the Committee, each SAR shall become exercisable at such time or times, to such extent and upon such conditions as the stock option, if any, to which it relates is exercisable.

(d) *Exercise.* An SAR may be exercised, in whole or in part, by giving written notice to the Company, specifying the number of SARs which the holder wishes to exercise. Upon receipt of such written notice, the Company shall, within 90 days thereafter, deliver to the exercising holder a certificate for the shares of Common Stock or cash or both, as determined by the Committee, to which the holder is entitled.

(e) *Payment.* Subject to the right of the Committee to deliver cash in lieu of shares of Common Stock, the number of shares of Common Stock which shall be issuable upon the exercise of an SAR shall be determined by dividing:

    (i)   the number of shares of Common Stock as to which the SAR is exercised multiplied by the amount of the appreciation in such shares (for this purpose, the "appreciation" shall be the amount by which the Fair Market Value of a share of Common Stock subject to the SAR on the exercise date exceeds (A) in the case of an SAR related to a stock option, the purchase price of a share of Common Stock under the stock option or (B) in the case of an SAR granted alone, without reference to a related stock option, an amount which shall be determined by the Committee at the time of grant, provided, however, such amount is at least equal to the Fair Market Value of the Common Stock on the date the SAR is awarded, (subject to adjustment under Section 1.6); by

    (ii)   the Fair Market Value of a share of Common Stock on the exercise date.

In lieu of issuing shares of Common Stock upon the exercise of an SAR, the Committee may elect to pay the holder of the SAR cash equal to the appreciation (such appreciation to be determined as set forth in Section 2.7(e)(i) above) on the exercise date of any or all of the shares which would otherwise be issuable. No fractional shares of Common Stock shall be issued upon the exercise of an SAR; instead, the holder of the SAR shall be entitled to receive a cash adjustment equal to the same fraction of the Fair Market Value of a share of Common Stock on the exercise date.

(f) *Documentation of SAR Awards.* SARs awarded under the Plan may be evidenced by either a signed written agreement, a certificate or an electronic record containing such terms and conditions as the Committee may from time to time determine.

2.8   *Termination of Employment*

(a) In the event the Participant ceases to be an employee of the Company with the consent of the Committee or upon the Participant's death, or retirement or disability pursuant to applicable disability or retirement plans of the Company, each of the Participant's outstanding Options and SARs shall be exercisable by the Participant (or the Participant's legal representative or designated beneficiary), subject to the vesting requirements of the Options and SARs, at any time prior to an expiration date established by the Committee at the time of award (which may be the original expiration date of such Option or such earlier time as the Committee may establish) or as set forth in Section 2.8(b) or (c), but in no event after its respective expiration date. If the Participant ceases to be an employee of the Company for any other reason and without such consent, all of the Participant's then outstanding Options and SARs shall terminate immediately.

(b) Unless the Committee establishes otherwise at the time of the Award, in the event of termination of employment because of death, the Participant's outstanding Options and SARs may be exercised by the heirs, legatees or legal representatives of the holder, as the case may be, within twelve months after such death. Such exercise shall be upon the same terms at the time of exercise as would have been available to the original holder, had he or she remained in the continuous employ of the Company, except that such heirs, legatees or legal representatives may exercise any Options and SARs held at the date of such holder's death without regard to the holding period established pursuant to Section 2.4(a) or 2.7(c) above.

Unless the Committee establishes otherwise at the time of the Award, in the event of termination of employment of the holder of an Option or SAR with the consent of the Committee or because of disability or retirement pursuant to applicable disability or retirement plans of the Company, an Option or SAR may be exercised by such holder, within five years after such termination, to the same extent and upon the same terms (including among other things, the holding period requirement established pursuant to Section 2.4(a) or 2.7(c) above) at the time of exercise as would have been available had such holder remained in the continuous employ of the Company. In the event of the death of such holder of an Option or SAR prior to the expiration of the five-year period specified in the preceding sentence, an Option or SAR held at death by such holder may be exercised by the holder's heirs, legatees or legal representatives, as the case may be, (without regard to the holding period requirement established pursuant to Section 2.4(a) or 2.7(c) above) within one year after death or within five years following such termination, whichever is later, but only if and to the extent the Option or SAR would have been exercisable by the retired holder of the option at the date of death.

(c)   In the event of a termination of employment by the Company of a Participant with the consent of the Committee or because of the Participant's death, retirement or disability pursuant to applicable disability or retirement plans of the Company, the Committee in its sole discretion may elect to accelerate the date on which certain of the Options and SARs issued to such Participant become exercisable, which acceleration may be conditioned on the forfeiture of other Awards issued to such Participant. It is expressly provided, however, that no such acceleration may permit the exercise of any Option or SAR in less than six months from the date of grant, nor represent a material increase in benefits.

(d)   Nothing in Section 2.8(b) and 2.8(c) shall make an Option or SAR exercisable after the stated expiration date of such Option or SAR.

Article III: Performance Shares and Units

3.1   *Award of Performance Units and Performance Shares*

The Committee may award to any Participant Performance Shares and Performance Units ("Performance Awards"). Each Performance Share shall represent one share of Common Stock. Each Performance Unit shall represent the right of a Participant to receive an amount equal to the value determined in the manner established by the Committee at the time of award, which value may, without limitation, be equal to the Fair Market Value of one share of Common Stock.

3.2   *Documentation of Performance Awards*

Each Performance Award under the Plan may be evidenced by a signed written agreement, a certificate or an electronic record containing such terms and conditions as the Committee may from time to time determine. Performance Shares shall be held by the Corporation while subject to performance targets. Except for restrictions on transfer, the Participant as owner of such Performance Shares shall have all the rights of a holder of Common Stock.

3.3   *Performance Period and Targets*

(a)   The performance period for each award of Performance Shares and Performance Units shall be of such duration as the Committee shall establish at the time of award; provided, however, that in no event will the performance period be less than one year (the "Performance Period"). There may be more than one award in existence at any one time and Performance Periods may differ.

(b) The Committee shall set performance targets relating to Performance Units and Performance Shares which shall be based on one or more of the following performance measures, or any combination of the following: (i) total stockholder return; (ii) growth in revenues, sales, settlements, market share, customer conversion, net income, stock price, and/or earnings per share; (iii) return on assets, net assets, and/or capital; (iv) return on stockholders' equity; (v) economic value added; (vi) improvements in costs and/or expenses; or (vii) any similar performance measure established by the Committee. Such performance targets shall be established in writing by the Committee no later than the earlier of (i) 90 days after the commencement of the Performance Period with respect to which the award of Performance Units or Performance Shares is made and (ii) the date as of which twenty-five percent (25%) of such Performance Period has elapsed. For purposes of establishing performance targets, any of the factors set forth above may, as applicable, be measured either before or after income taxes, and on a corporate, division, subsidiary or individual basis, and may include or exclude interest, depreciation and amortization, goodwill, extraordinary items and other material non-recurring gains or losses, discontinued or added operations, the cumulative effect of changes in accounting policies and the effect of any tax law changes. At the time of setting performance targets, the Committee shall establish minimum, target and maximum performance targets to be achieved within the Performance Period. Failure to meet the minimum performance target will earn no Performance Award. Performance Awards will be earned as determined by the Committee in respect of a Performance Period in relation to the degree of attainment of performance between the minimum and maximum performance targets.

(c) If the Committee shall determine that an acquisition or disposition of assets or securities by the Company shall have a material effect (whether positive or negative) on the Company's ability to meet its performance target(s) for the applicable Performance Period(s), the Committee shall have the discretion to take any action that would reduce the amount of an Award, or to adjust a performance target for a Performance Period, subject to the limitations of Section 162(m).

(d) Except as provided in Section 3.3(c) above, once established performance targets for Awards to Covered Participants shall not be changed during the Performance Period; provided, however, that the Committee retains the discretion to eliminate or decrease the amount of an Award otherwise payable to any Participant.

3.4 *Payment Respecting Performance Awards*

(a) Performance Awards shall be earned to the extent that their terms and conditions are met. Notwithstanding the foregoing, Performance Awards shall be payable to the Participant only in accordance with the terms thereof or otherwise when, if, and to the extent that the Committee determines to make such payment. All payment determinations shall be made by the Committee during the first four months following the end of the Performance Period.

(b) The Participant may elect to defer any cash payment respecting a Performance Award pursuant to Article V hereof.

(c) Payment for Performance Awards may be made in a lump sum or in installments. Performance Shares may be paid in cash, Common Stock or in a combination thereof as the Committee may determine. Performance Units may be paid only in cash.

3.5   *Termination of Employment*

In the event the Participant ceases to be an employee of the Company before the end of any Performance Period with the consent of the Committee, or upon the Participant's death, or retirement or disability pursuant to applicable disability or retirement plans of the Company before the end of any Performance Period: (a) each Performance Award previously granted to the participant shall continue to be subject to the performance targets for the Performance Period until such Awards are forfeited or earned pursuant to their terms and conditions; or (b) the Committee, in its absolute discretion, may authorize the payment to such Participant (or the Participant's legal representative or designated beneficiary) of any of the Performance Units and Performance Shares which would have been paid to the Participant had the Participant continued as an employee of the Company to the end of the Performance Period provided that the number of Performance Units and Performance Shares paid early shall be discounted to reasonably reflect the time value of money and shall be based on the Company's progress, measured as of the date of acceleration, with regard to reaching the applicable performance targets. In the event a Participant ceases to be an employee of the Company for any other reason and without such consent before the end of the Performance Period, any unpaid amounts for outstanding Performance Periods shall be forfeited.

Article IV: Restricted Stock and Restricted Stock Equivalents

4.1   *Award of Restricted Stock*

The Committee may award to any Participant shares of Common Stock, subject to this Article IV and such other terms and conditions as the Committee may prescribe (such shares being herein called "Restricted Stock"). Restricted Stock shall be held by the Corporation while subject to restrictions. As restrictions lapse the shares will be delivered to the Participant.

4.2   *Documentation of Restricted Stock Awards*

Awards of Restricted Stock and Restricted Stock Equivalents under the Plan may be evidenced by a signed written agreement, a certificate or an electronic record containing such terms and conditions as the Committee may from time to time determine.

4.3   *Restriction Period*

At the time of award there shall be established for each Participant, subject to Section 4.6, a restriction period (the "Restriction Period") which shall lapse (a) upon the completion of a period of time ("Time Goal") as shall be determined by the Committee, or (b) upon the achievement of stock price goals within certain time limitations ("Price/Time Goal") as shall be determined by the Committee; provided, however, that, except for maximum aggregate Restricted Stock or Restricted Stock Equivalent awards of 5% of the aggregate shares authorized by Section 1.4(b), the Restriction Period on awards with a Price/Time Goal shall not be less than one year and the Restriction Period on awards with only a Time Goal shall not be less than three years. Except for restrictions on transfer, the Participant as owner of such shares of Restricted Stock shall have all the rights of a holder of Common Stock. With respect to shares of Restricted Stock which are issued subject to a Time Goal, the Corporation shall deliver to the Participant (or the Participant's legal representative or designated beneficiary) the certificates at the expiration of the Restriction Period. With respect to shares of Restricted Stock which are issued subject to a Price/Time Goal, the Corporation shall deliver to the Participant (or, if applicable pursuant to Section 4.4 to the Participant's legal representative or designated beneficiary) the certificates upon the achievement of the Price/Time Goal on or before the close of the Restriction Period. With respect to shares of Restricted Stock which are issued subject to a Price/Time Goal which fail to meet the goal before the end of the Restriction Period, all such shares shall be forfeited, and the Corporation shall have the right to return such shares to the Corporation.

4.4 *Termination of Employment*

In the event the Participant ceases to be an employee of the Company before the end of any Restriction Period with the consent of the Committee, or upon the Participant's death, or retirement or disability pursuant to applicable disability or retirement plans of the Company before the end of any Restriction Period, the Committee shall have the absolute discretion to waive all or a portion of the Time Goals and Price/Time Goals established under Section 4.3 provided that the Price/Time Goals with respect to any Restricted Stock or Restricted Stock Equivalent awarded to Covered Participants pursuant to Section 4.6 shall not be subject to waiver or modification after such goals are established. The shares thereby released, if any, shall thereafter be delivered to such Participant (or the Participant's legal representative or designated beneficiary). In the event and to the extent the Committee does not exercise its discretion to waive the Time Goals and Price/Time Goals or a Participant ceases to be an employee of the Company for any other reason and without such consent before achievement of the Time Goal or Price/Time Goal, each award to such Participant upon which the Restriction Period has not lapsed shall automatically be forfeited.

4.5 *Award of Restricted Stock Equivalents*

In lieu of or in addition to the foregoing Restricted Stock Awards, the Committee may award to any Participant restricted stock equivalents, subject to the terms and conditions of Sections 4.2, 4.3, and 4.4 being applied to such awards as if those awards were for Restricted Stock and subject to such other terms and conditions as the Committee may prescribe ("Restricted Stock Equivalents"). Each Restricted Stock Equivalent shall represent the right of the Participant to receive an amount determined in the manner established by the Committee at the time of award, which value may, without limitation, be equal to the Fair Market Value of one share of Common Stock. Payment for Restricted Stock Equivalents may be made only in cash, in a lump sum or in installments, as the Committee may determine.

4.6 *Restricted Stock and Restricted Stock Equivalents Awarded to Covered Participants*

Any Restricted Stock or Restricted Stock Equivalent awarded to a Covered Participant which the Committee intends to qualify for the performance-based exception under Code Section 162(m) shall be subject to a Price/Time Goal.

Article V: Other Awards, Cash Equivalent Awards and Deferral

5.1   *Other Awards*

The Committee shall have the authority to specify the terms and provisions of other forms of equity-based or equity-related awards not described above which the Committee determines to be consistent with the purpose of the Plan and the interests of the Company, which awards may provide for cash payments based in whole or in part on the value or future value of Common Stock, for the acquisition or future acquisition of Common Stock, or any combination thereof ("Other Awards"); provided, that, such Other Awards with a performance goal shall not vest in less than one year and Other Awards without one or more performance goals shall not vest in less than three years. Other Awards shall also include cash payments (including the cash payment of dividend equivalents) under the Plan which may be based on one or more criteria determined by the Committee which are unrelated to the value of Common Stock and which may be granted in tandem with, or independent of, other awards under the Plan.

5.2   *Cash Equivalent Awards*

The Committee may permit Participants, on such terms and conditions as the Committee may prescribe, to elect to receive Performance Share and Restricted Stock awards in cash in lieu of Common Stock provided such election is made prior to the earlier of: (i) the date the shares are issued for the benefit of the Participant (including when held by the Corporation subject to restrictions); or (ii) the day prior to the beginning of the calendar year in which the award would become payable. Any such cash equivalent payments shall be based on the Fair Market Value of the Common Stock on the date determined by the Committee and be on such terms as shall not represent an increase in benefits. Such cash equivalent payments shall be applied against the limits on the maximum number of shares of Common Stock pursuant to Section 1.4 and 1.5, based on such Fair Market Value.

5.3   *Election To Defer*

Participant eligible to also participate in the Deere & Company Voluntary Deferred Compensation Plan or any successor plan thereto may elect, with the consent of the Committee and on such terms and conditions as the Committee may prescribe, no later than the day prior to the beginning of the last calendar year of the Performance Period, to defer all or a portion of the Participant's Performance or Restricted Award that is payable in cash (the "Deferred Amount"). All Deferred Amounts will be subject to the terms and conditions of the Deere & Company Voluntary Deferred Compensation Plan or any successor plan thereto.

Article VI: Non-Transferability

6.1   *Non-Transferability*

Except as provided below, no Award under the Plan (including any Deferred Amount), and no interest therein, shall be transferable by the Participant otherwise than by will or, if the Participant dies intestate, by the laws of descent and distribution and no Award may be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered in any way (whether by operation of law or otherwise) or be subject to execution, attachment, or similar process. Upon any attempt to so transfer, assign, pledge, hypothecate or otherwise dispose of, or subject to execution, attachment or similar process, any Award, or any right thereunder, contrary to the provisions hereof, the Award shall immediately become null and void. Except as provided below, all Awards shall be exercisable or received during the Participant's lifetime only by the Participant or his legal representative.

6.2   *Permitted Transfers*

Notwithstanding the foregoing, the Committee may from time to time permit Awards to be transferable subject to such terms and conditions as the Committee may impose.

6.3   *Transferability of Stock Options and SARs*

Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of Options and SARs granted or to be granted to a Participant to be on terms which permit transfer by gift or domestic relations orders (i) by such Participant to family members, (ii) by family members to other family members, and (iii) to such other persons or entities as may be permitted under Form S-8 under the Securities Act of 1933, as amended from time to time or any successor form thereto. Following transfer, any such Options and SARs shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. The events of termination of employment of Section 2.8 hereof shall continue to be applied with respect to the employee, following which the options shall be exercisable by the transferee only to the extent, and for the periods established pursuant to Section 2.8. Family members, for purposes of this Section, has the meaning expressed in the instructions to Form S-8 under the Securities Act or 1933, as amended from time to time or any successor form thereto.

6.4   *Beneficiary Designation*

Each Participant under the Plan may name, from time to time, any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of the Participant's death before the Participant receives any or all of such benefit. Each designation will revoke all prior designations for the Plan by the same Participant, shall be in a form prescribed by the Corporation, and will be effective only when executed and filed by the Participant in writing during the Participant's lifetime with the Corporation at such address specified on the designation form. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Article VII: Change Of Control

The following acceleration and valuation provisions shall apply in the event of a "Change of Control" or "Potential Change of Control," as defined in this Article VII.

(a)   In the event that:

   (i)   a "Change of Control" as defined in paragraph (b) of this Article VII occurs; or

   (ii)   a "Potential Change of Control" as defined in paragraph (c) of this Article VII occurs and the Committee or the Board determines that the provisions of this paragraph (a) should be invoked;

then, unless otherwise determined by the Committee or the Board in writing at or after the making of an Award, but prior to the occurrence of such Change of Control, all restrictions and vesting requirements applicable to any Award shall terminate; all Options and SARs granted hereunder shall become immediately exercisable and shall remain exercisable throughout their entire term; and the value of all other Awards hereunder shall, to the extent determined by the Committee at or after grant, be cashed out on the basis of the "Change of Control Price" (as defined in paragraph (d) of this Article VII).

(b) For purposes of paragraph (a) of this Article VII, a "Change of Control" means a change in control of a nature that would be required to be reported in response to Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") whether or not the Corporation is then subject to such reporting requirement, provided that, without limitation, such a Change in Control shall be deemed to have occurred if:

    (i) any "person" (as defined in Sections 13(d) and 14(d) of the Exchange Act) (other than a Participant or group of Participants, the Corporation or a Subsidiary, or any employee benefit plan of the Corporation including its trustee) is or becomes the "beneficial owner" (as defined in Rule 13(d-3) under the Exchange Act), directly or indirectly, of securities of the Corporation representing thirty percent (30%) or more of the combined voting power of the Corporation's then outstanding securities;

    (ii) during any period of two (2) consecutive years, there shall cease to be a majority of the Board comprised as follows: individuals who at the beginning of such period constitute the Board and any new director(s) whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved but excluding, for this purpose, any such new director whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

    (iii) the stockholders of the Corporation approve a merger or consolidation of the Corporation with any other company, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent (80%) of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation; or

    (iv) the stockholders of the Corporation approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets.

(c) For purposes of paragraph (a) of this Article VII, a "Potential Change of Control" means the happening of any of the following:

    (i) the entering into an agreement by the Corporation (other than with a Participant or group of Participants), the consummation of which would result in a Change of Control of the Corporation as defined in paragraph (b) of this Article VII; or

    (ii) the acquisition of beneficial ownership, directly or indirectly, by any entity, person or group (other than a Participant or group of Participants, the Corporation or a Subsidiary, or any employee benefit plan of the Corporation including its trustee) of securities of the Corporation representing five percent (5%) or more of the combined voting power of the Corporation's outstanding securities and the adoption by the Board of Directors of a resolution to the effect that a Potential Change of Control of the Corporation has occurred for purposes of the Plan.

(d) For purposes of this Article VII, "Change of Control Price" means the highest price per share of Common Stock paid in any transaction reported on the New York Stock Exchange Composite Tape, or offered in any transaction related to a Potential or actual Change of Control of the Corporation at:

   (i) the date the Change of Control occurs;

   (ii) the date the Potential Change of Control is determined to have occurred; or

   (iii) such other date as the Committee may determine at or after grant but before the Change of Control occurs or the Potential Change of Control is determined to have occurred;

   or at any time selected by the Committee during the sixty (60) day period preceding such date.

Article VIII: Miscellaneous

8.1 *Participant Agreement to Plan Provisions*

The Participant shall notify the Director, Compensation and Benefits or the Secretary of the Corporation of any issues and disagreements regarding the terms and conditions of the Award within 30 calendar days of the date the Company dispatches notice of the terms of the Award to the Participant. Upon resolution of such issues as determined by the Company or, no such notice having been received, upon the expiration of such 30 calendar days, the Participant (and the Participant on behalf of his legal representative and designated beneficiary) shall be deemed to have agreed to comply with all the terms and conditions of the Award and the Plan (including without limitation, the conditions of Section 8.2 below) and any agreements, certificates and records issued in connection herewith.

8.2 *Conditions on Awards*

In the event that the employment of a Participant holding any unexercised Option or SAR, any unearned Performance Award, any unearned shares of Restricted Stock, or any unearned Restricted Stock Equivalents shall terminate with the consent of the Committee or by reason of retirement or disability, the rights of such Participant to any such Award shall be subject to the conditions that until any such Option or SAR is exercised, or any such Performance Award, share of Restricted Stock or Restricted Stock Equivalent is earned, the Participant shall (a) not engage, either directly or indirectly, in any manner or capacity as advisor, principal, agent, partner, officer, director, employee, member of any association or otherwise, in any business or activity which is at the time competitive with any business or activity conducted by the Company and (b) be available, unless the Participant shall have died, at reasonable times for consultations (which shall not require substantial time or effort) at the request of the Company's management with respect to phases of the business with which the Participant was actively connected during the Participant's employment, but such consultations shall not (except in the case of a Participant whose active service was outside of the United States) be required to be performed at any place or places outside of the United States of America or during usual vacation periods or periods of illness or other incapacity. In the event that either of the above conditions is not fulfilled, the Participant shall forfeit all rights to any unexercised Option or SAR, Performance Award, shares of Restricted Stock or Restricted Stock Equivalents held on the date of the breach of the condition. Any determination by the Board of Directors of the Corporation, which shall act upon the recommendation of the Chairman, that the Participant is, or has, engaged in a competitive business or activity as aforesaid or has not been available for consultations as aforesaid shall be conclusive.

8.3   *Effect on Other Plans*

    (a)   Participation in the Plan shall not affect a Participant's eligibility to participate in any other benefit or incentive plan of the Company.

    (b)   Any Awards made pursuant to the Plan shall not be included in the Participant's remuneration for the purposes of determining the benefits provided under any other plan of the Company unless specifically provided in such other plan.

    (c)   The adoption of the Plan shall not preclude the adoption by appropriate means of any other stock option or other incentive plan for employees of the Company.

8.4   *Rights of Participants*

    Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company for any period of time or to continue the Participant's present or any other rate of compensation. No employee shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant.

8.5   *Tax Withholding*

    (a)   The Company shall have the power to withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any withholding or other tax due from the Corporation with respect to any amount payable and/or shares issuable under the Plan, and the Corporation may defer such payment or issuance unless indemnified to its satisfaction.

    (b)   Subject to the consent of the Committee, due to (i) the exercise of a NSO, (ii) lapse of restrictions on a Restricted Stock Award, or (iii) the issuance of any other stock award under the Plan, a Participant may make an irrevocable election (an "Election") to (A) have shares of Common Stock otherwise issuable under (i) withheld, or (B) tender back to the Corporation shares of Common Stock received pursuant to (i), (ii), or (iii), or (C) deliver back to the Corporation pursuant to (i), (ii), or (iii) previously-acquired shares of Common Stock of the Corporation having a Fair Market Value sufficient to satisfy all or part of the Participant's estimated tax obligations associated with the transaction. Whenever shares are withheld for taxes and such taxes are not funded by a sale of such shares on the market, withholding of shares shall be in an amount not to exceed the amount necessary to satisfy the minimum federal and local statutory withholding requirements.

    (c)   Such Election must be made by a Participant prior to or on the date on which the relevant tax obligation arises (the "Tax Date"). The Committee may disapprove of any Election, may suspend or terminate the right to make Elections, or may provide with respect to any Award under this Plan that the right to make Elections shall not apply to such Awards.

8.6   *Foreign Alternatives*

Notwithstanding the other provisions of the Plan, in the case of any Award (including any Deferred Amount) to any Participant who is an employee of a foreign Subsidiary or foreign branch of the Company or held by a Participant who is in any other category specified by the Committee, the Committee may specify that such Award shall not be represented by shares of Common Stock or other securities but shall be represented by rights approximately equivalent (as determined by the Committee) to the rights that such Participant would have received if shares of Common Stock or other securities had been issued in the name of such Participant otherwise in accordance with the Plan (such rights being hereinafter called "Stock Equivalents"). The Stock Equivalents representing any such Award may subsequently, at the option of the Committee, be converted into cash or an equivalent number of shares of Common Stock or other securities under such circumstances and in such manner as the Committee may determine. Stock Equivalents shall be applied against the limits on the maximum number of shares of Common Stock pursuant to Sections 1.4 and 1.5.

8.7   *Non-Uniform Determinations*

The Committee's determinations under the Plan, including without limitation, (a) the determination of the Participants to receive Awards, (b) the form, amount and timing of such Awards, (c) the terms and provisions of such Awards and (d) agreements evidencing the same, need not be uniform and may be made by it selectively among Participants who receive, or who are eligible to receive, Awards under the Plan, whether or not such Participants are similarly situated.

8.8   *Suspensions, Leaves of Absence, and Transfers*

The Committee shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any suspension of employment or leave of absence from the Company granted to a Participant whether such suspension or leave is paid or unpaid and whether due to a disability or otherwise. Without limiting the generality of the foregoing, the Committee shall be entitled to determine (a) whether or not any such suspension or leave of absence shall be treated as if the Participant ceased to be an employee of the Company and (b) the impact, if any, of any such suspension or leave of absence on Awards under the Plan. In the event a Participant transfers within the Company, such Participant shall not be deemed to have ceased to be an employee of the Company for purposes of the Plan.

8.9   *Requirements of Law, Governing Law*

(a)   The granting of Awards and the issuance of shares of Common Stock shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. **The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Illinois, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of such agreement to the substantive law of another jurisdiction.**

(b) Each Award (including Deferred Amounts) shall be subject to the requirement that if at any time the Committee shall determine, in its discretion, that the listing, registration, or qualification of such Award, or any shares of Common Stock or other property subject thereto, upon any securities exchange or under any foreign, federal, or state securities or other law or regulation, or the consent or approval of any governmental body or the taking of any other action to comply with or otherwise with respect to any such law or regulation, is necessary or desirable as a condition to or in connection with the granting of such Award or the issue, delivery or purchase of shares of Common Stock or other property thereunder, no such Award may be exercised or paid in Common Stock or other property unless such listing, registration, qualification, consent, approval, or other action shall have been effected or obtained free of any conditions not acceptable to the Committee and the holder of the Award will supply the Corporation with such certificates, representations and information as the Corporation shall request and shall otherwise cooperate with the Corporation in effecting or obtaining such listing, registration, qualification, consent, approval or other action. In the case of Officers and other persons subject to Section 16(b) of the Exchange Act, the Committee may at any time impose any limitations upon the exercise, delivery, or payment of any Award (including Deferred Amounts) which, in the discretion of the Committee, are necessary or desirable in order to comply with Section 16(b) and the rules and regulations thereunder. If the Corporation, as part of an offering of securities or otherwise, finds it desirable because of foreign, federal, or state legal or regulatory requirements to reduce the period during which Options or SARs may be exercised, the Committee may, in its discretion and without the holders' consent, so reduce such period on not less than 15 days' written notice to the holders thereof.

(c) It is the intent of the Corporation that the Plan comply in all respects with Section 162(m) of the Code, that any ambiguities or inconsistencies in construction of the Plan be interpreted to give effect to such intention and that if any provision of the Plan is found not to be in compliance with Section 162(m), such provision shall be deemed null and void to the extent required to permit the Plan to comply with Section 162(m).

8.10 *Amendment, Suspension and Termination of Plan*

The Committee may suspend or terminate the Plan or any portion thereof at any time and may amend it from time to time in such respects as the Committee may deem advisable in order that any Awards thereunder shall conform to or otherwise reflect any change in applicable laws or regulations, or to permit the Company or its employees to enjoy the benefits of any change in applicable laws or regulations, or in any other respect the Committee may deem to be in the best interests of the Company; provided, however, that no such amendment shall, without the approval of the stockholders of the Corporation to the extent required by law, agreement, or the rules of any exchange upon which the Common Stock is listed, (i) increase the number of shares of Common Stock which may be issued under the Plan (except as provided in Section 1.6), (ii) modify the requirements as to eligibility for participation in the Plan, (iii) materially increase the benefits accruing to Participants under the Plan, or (iv) extend the termination date of the Plan. No such amendment, suspension or termination shall materially and adversely affect the rights of Participants under outstanding Options, SARs, Performance Awards, awards of Restricted Stock or Restricted Stock Equivalents, or Deferred Amounts without the consent of the Participants affected thereby.

8.11 *Effective Date*

The Plan shall become effective upon approval by the stockholders of the Corporation.

8.12 *Duration of the Plan*

The Plan shall remain in effect until all Awards under the Plan are free of all restrictions imposed by the Plan, but no Awards shall be made hereunder after December 31, 2008.

Article IX: Definitions and Other General Provisions

(a) The term "Fair Market Value" as it relates to Common Stock on any given date means (i) the mean of the high and low sales prices of the Corporation's Common Stock as reported by the Composite Tape of the New York Stock Exchange (or, if not so reported, on any domestic stock exchanges on which the Common Stock is then listed); or (ii) if the Common Stock is not listed on any domestic stock exchange, the mean of the high and low sales prices of the Corporation's Common Stock as reported by the Nasdaq Stock Market on such date or the last previous date reported (or, if not so reported, by the system then regarded as the most reliable source of such quotations) or, if there are no reported sales on such date, the mean of the closing bid and asked prices as so reported; or (iii) if the Common Stock is listed on a domestic exchange or quoted in the domestic over-the-counter market, but there are not reported sales or quotations, as the case may be, on the given date, the value determined pursuant to (i) or (ii) above using the reported sale prices or quotations on the last previous date on which so reported; or (iv) if none of the foregoing clauses applies, the fair value as determined in good faith by the Corporation's Board of Directors or the Committee.

(b) The term "fiscal year" shall mean, the 12-month period beginning each November 1 and ending October 31 of the following year.

(c) The terms "retirement" and "disability" as used under the Plan shall be construed by reference to the provisions of the pension plan or other similar plan or program of the Company applicable to a Participant. Unless the Committee establishes otherwise, the terms "retirement" and "disability" mean normal retirement, early retirement, total and permanent disability each as defined in the John Deere Pension Plan for Salaried Employees and the John Deere Long-Term Disability Plan, and similar events under other similar plans of the Company applicable to the Participant. Unless the Committee establishes otherwise, the terms "retirement" and "disability" do not include Participants entitled only to a deferred vested pension as defined in the John Deere Pension Plan for Salaried Employees, and/or only salary continuance under the Company's salary continuance policy, and similar events under other similar plans and policies of the Company applicable to the Participants.

(d) The term "Subsidiary" shall mean, unless the context otherwise requires, any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation if each of the corporations other than the last corporation in such chain owns stock possessing at least 50% of the voting power in one of the other corporations in such chain.

(e) The term "Substitute Award" shall mean an Award granted upon assumption of, or in substitution for, outstanding awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock.

(f) Except when otherwise indicated by the context, words in the masculine gender when used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

EXHIBIT 5

DEERE & COMPANY
ONE JOHN DEERE PLACE, MOLINE, ILLINOIS 61265-8098 U.S.A.

JAMES R. JENKINS
Senior Vice President and General Counsel



11 March 2003

Deere & Company
One John Deere Place
Moline, IL 61265

Shares of Deere & Company Common Stock, $1 Par Value

In connection with the proposed issuance of shares of Deere & Company (Deere) common stock, $1 par value (the "Shares"), which may be granted under the John Deere Omnibus Equity and Incentive Plan (the "Plan"), I have examined originals, or copies certified or otherwise identified to my satisfaction, of the Certificate of Incorporation of Deere, the By-Laws of Deere, the Plan, and such other documents, corporate and other records, certificates and papers as I deemed necessary to examine for the purpose of this opinion.

Based upon such examination, it is my opinion as Senior Vice President and General Counsel of Deere that:

1. Deere is a corporation duly incorporated and validly existing in good standing under the laws of the state of Delaware.

2. Such of the Shares as may be issued in accordance with the Plan will upon such issuance be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement (Registration Statement) of the Plan on Form S-8, and further consent to the use of my name wherever appearing in the Registration Statement.

Sincerely,

/s/ James R. Jenkins
James R. Jenkins

JRJ/trs

EXHIBIT 23.2

[Letterhead]

**Deloitte &
Touche LLP**

Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of the John Deere Omnibus Equity and Incentive Plan on Form S-8 of our report dated November 19, 2002, appearing in the Annual Report on Form 10-K of Deere & Company for the year ended October 31, 2002.

/s/ DELOITTE & TOUCHE LLP

DELOITTE &TOUCHE LLP
Chicago, Illinois

March 11, 2003